VIA EDGAR

June 8, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	Teva Pharmaceutical Industries Limited Form 20-F for the Fiscal Year Ended December 31, 2011 Filed February 17, 2012 File No. 000-16174

Dear Mr. Rosenberg:

I refer to your letter dated May 24, 2012 to Eyal Desheh, Teva’s Chief Financial Officer, regarding Teva’s Form 20-F for the Fiscal Year Ended December 31, 2011.  Teva is actively working on its responses to the comments of the Staff raised in the letter and expects to submit its responses by the end of next week.

Should any member of the Staff have any questions, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:	Mary Mast (SEC)
Frank Wyman (SEC)
Eyal Desheh (Teva)
Richard S. Egosi (Teva)

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